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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

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                                                           SEC FILE NUMBER
                                                              000-21057
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                                                            CUSIP NUMBER
                                                             26784F 10 3
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(Check One):     [ ] Form 10-K        [ ] Form 20-F        [ ] Form 11-K
                 [X] Form 10-Q        [ ] Form N-SAR


                 For Period Ended:  April 30, 1999

                 [ ]   Transition Report on Form 10-K
                 [ ]   Transition Report on Form 20-F
                 [ ]   Transition Report on Form 11-K
                 [ ]   Transition Report on Form 10-Q
                 [ ]   Transition Report on Form N-SAR

                 For the Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Dynamex Inc.
Full Name of Registrant

Former Name if Applicable

1431 Greenway Drive, Suite 345
Address of Principal Executive Office (Street and Number)

Irving, Texas 75038
City, State and Zip Code

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PART II - RULE 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On June 14, 1999, Dynamex Inc. announced that it has uncovered potentially unsupportable accounting entries that increased net income approximately $450,000 in the third quarter 1998 with a corresponding reduction in fourth quarter 1998 net income. These accounting entries were discovered during management's normal quarterly review process for the period ended April 30, 1999. Based on its initial review of these entries, management believes that the impact is limited to the third and fourth quarters of fiscal year 1998, and does not believe that the reported results for the full fiscal year 1998 nor the quarterly results for fiscal year 1999 will be impacted by these entries.

The Audit Committee of the Board of Directors has formed a Special Committee of outside directors to review the matter further. The Special Committee has engaged the law firm of Weil, Gotshal & Manges LLP to assist in the review. Weil, Gotshal has engaged Deloitte & Touche to assist in connection with the review. The Special Committee hopes to complete its review within the next several weeks. The Company will file the Form 10-Q for the quarter ended April 30, 1999 and Form 10-Q/A for the quarter ended April 30, 1998 within five calendar days in order to meet the timely filing requirements of the United States Securities and Exchange Commission. These filings may be amended subject to the outcome of the review of potentially unsupportable accounting entries by the Special Committee of the Board of Directors.

PART IV - OTHER INFORMATION
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          (1)  Name and telephone number of person to contact in regard to this notification

          Ray E. Schmitz                    (972)               756-8180
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             (Name)                      (Area code)       (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No


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          (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes [ ] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               As previously described, Dynamex Inc. discovered potentially unsupportable accounting entries that increased net income approximately $450,000 in the third quarter 1998. Previously reported net income for the third quarter 1998, before adjustment for these unsupportable accounting entries was $1,342,000, compared to net income for the third quarter 1999 of $365,000.


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                                  DYNAMEX INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date         June 15, 1999              By    /s/ Richard K. McClelland
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                                              Richard K. McClelland
                                              President, Chief Executive Officer
                                              and Chairman of the Board
                                              (Principal Executive Officer)

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INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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          1.   This form is required by Rule 12b-25 (17 CFD 240, 12b-25) of the
               General Rules and Regulations under the Securities Exchange Act of 1934.

          2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).